STASH CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

December 31, 2018

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69908

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YYYY) AND ENDING 12/31/2018 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stash Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 7th Ave, 18th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brandon Krieg — (917) 287-5592
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name -- *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Brandon Krieg _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Stash Capital LLC _____ , as of _____ December 31, 2018 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.



Notary Public

_____
                                                                                                Signature

_____
                                                                                                CEO
                                                                                                Title

Sworn to and subscribed before me this 20th day of February 2019

ALISON S. TUREN
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 6/20/2021

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STASH CAPITAL LLC

December 31, 2018

	Page(s)
Facing Page and Oath or Affirmation	
Report of Independent Registered Public Accounting Firm 1	
Statement of Financial Condition	
Statement of Financial Condition 2	
Notes to Statements of Financial Condition...3-7	



Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member and Management
Stash Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stash Capital LLC (the "Company") as of December 31, 2018 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2017.

February 26, 2019

STASH CAPITAL LLC
Statement of Financial Condition
December 31, 2018

Assets

Cash	$	2,036,486
Due from affiliate		470,149
Deposit at Broker		250,000
Securities owned, at fair value		5,853
Prepaid expense		36,762
Due from third party bank		49,026
Total assets	$	2,848,276

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	117,697
Due to broker		442,036
Due to affiliate		53,916
Securities sold, not yet purchased, at fair value		34
Total liabilities		613,683
Member's equity		2,234,593
Total liabilities and member's equity	$	2,848,276

The accompanying notes are an integral part of this Statement of Financial Condition.

1.   **Organization**

Stash Capital LLC ("the Company") is a limited liability company established in the state of Delaware on January 23, 2017. On August 17, 2017 the Company was granted membership by the Financial Industry Regulatory Authority ("FINRA"). On August 29, 2017, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and currently operates exclusively in the United States. The Company is a wholly owned subsidiary of Stash Financial, Inc. (formerly known as Collective Returns, Inc.) ("Parent"). The Company acts as an introducing broker and effects transactions for customers of Stash Investments LLC ("Affiliate"), a registered investment advisor. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis. The Company is engaged in a single line of business as a securities broker-dealer.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
The Company's Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition.

Accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after January 1, 2019, with early adoption permitted. The adoption of this pronouncement did not have a material impact on the Statement of Financial Condition.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments- Credit Losses, Measurement of Credit Losses of Financial Instruments* ("ASU 2016-13"). The main objective of this Update is to provide Statement of Financial Condition users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. To achieve this objective, the amendments in this Update replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This new guidance is effective for years beginning after January 1, 2020, with early adoption permitted. The Company is continuing to review the potential impact of the ASU along with other Credit Loss related impacts, including use of Current expected credit loss (CECL) impact.

In August 2018, the FASB issued ASU No. 2018-13, *Fair Value Measurements, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement* ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes to Statement of Financial Condition by facilitating clear communication of the information required by generally accepted accounting principles (GAAP) that is most important to users of each entity's Statement of Financial Condition. The amendments in this Update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. This new guidance is effective for years beginning after January 1, 2020, with early adoption

permitted. The Company is continuing to review the potential impact of the ASU.

The following is a summary of the significant accounting policies followed by the Company.

Cash

Cash consists of cash in a bank, held at one financial institution which at times may exceed federally insured limits. The Company has not experienced any losses on these accounts and does not believe it is exposed to any significant credit risk with respect to its depository institutions.

Due From Third Party Bank

The Company facilitates customer account funding via debit cards and other methods through its Clearing Broker. The Company utilizes a third party bank to facilitate these transactions. Due from third party bank represents the cash in transit from the third party bank due to the Company.

Income Taxes

The Company is a single member limited liability company and, as such, is disregarded for federal, state and local income tax purposes. Pursuant to a tax sharing arrangement between the Parent and the Company, all tax effects of the Company's income or loss are allocated from the Parent. No tax allocation to the Company has been made.

Parent, as the taxpayer of record, is responsible for payment of taxes to federal, state and local taxing authorities.

3. **Due to Broker and Deposit at Broker**

    Amounts owed to the Clearing Broker consist of amounts due from and payable to the Clearing Broker for fees. The Company is required to maintain a certain amount of cash on deposit to cover any obligations that may arise from the Company. This Deposit at Broker is in the amount of $250,000.

4. **Allocated Expenses**

    On July 26, 2017, the Company and the Parent entered into an Administrative Services Agreement (the "ASA"). The ASA was subsequently amended to include all wholly-owned subsidiaries of the Parent, including the Affiliate registered investment advisor. In accordance with the ASA, the Company is allocated expenses, on a monthly basis, for occupancy and related expenses, employee compensation and other administrative expenses.

    The ASA allows for these payments to be offset, and the remaining balance to be settled quarterly.

    A receivable balance of $470,149 is included as Due from affiliate and a payable balance of $53,916 is Due to affiliate on the accompanying Statement of Financial Condition.

5. **Indemnifications/Guarantees**

    ASC Topic 460, "Guarantees" requires the disclosure of the Company's representations and

warranties which may provide general indemnifications to others. In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents against specified potential losses in connection with providing services to the Company.

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

6. **Member's Equity**

For the period ended December 31, 2018, the Company received cash contributions in the amount of $100,000 from the Parent, $250,000 in non-cash capital contributions from the payments made by the Parent on the Company's behalf to external parties, and $720,513 in non-cash capital contributions from the Parent in the form of debt forgiveness. FINRA Rule 4110(c)(1) prohibits the Parent from withdrawing capital contributions for one year from the date of the contribution. As of the date of the issuance of its Statement of Financial Condition, the Parent has not withdrawn any capital contributions.

7. **Fair Value of Financial Instruments**

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and, establish a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset of liability or, in the absence of principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by generally accepted accounting principles, are used to measure fair value. Listed electronic traded funds ("ETFs") and single stock holdings are priced at the closing price published by the listing exchange. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs to the valuation hierarchy are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The unobservable inputs should be developed based on the best information available in the circumstances and many include the Company's own data.

8. **Fair Value of Financial Instruments (continued)**

Certain financial instruments are not carried at fair value on a recurring basis on the Statement of Financial Condition since they are neither held for trading purposes nor elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the following financial instruments will approximate fair value since they are liquid, short-term in nature and/or contain minimal credit risk. These include cash, due from/to affiliate, due from third party bank, prepaid expense, account payable and accrued expenses, and due to/from broker. Most of these financial instruments would generally be classified as either Level 1 or Level 2 within the fair value hierarchy.

The Company's investments at December 31, 2018 comprise publicly traded ETFs and single stock holdings with Level 1 inputs. As of December 31, 2018, the Company owned long equity positions in the amount of $5,853, which are held at the Clearing Broker. The Company was short equity positions for securities sold, but not yet purchased, in the amount of $34. Securities are carried at fair value, based on listed exchange prices.

9. **Commitments and Contingencies**

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker carries all of the customer accounts and is responsible for collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. The Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement and believes that any potential requirement to make payments under these agreements is remote.

The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker, subject to the credit risk of the clearing broker.

Management believes as of December 31, 2018 the Company is not subject to any litigation, arbitration, or regulatory action that requires an accrual to be made.

10.   **Regulatory Requirements**

As a registered broker-dealer, Stash Capital LLC is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2018, Stash Capital had net capital of $1,674,653, which exceeded the required net capital minimum of $100,000 by $1,574,653. The Company's net capital ratio was .37 to 1.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from reserve requirements under paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

11.   **Subsequent Events**

Management of the Company has evaluated subsequent events through February 26, 2019, which is the date the Statement of Financial Condition was available to be issued, and there are no events to report.